

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Hancock Investment Services, Inc.:

In our opinion, the accompanying consolidated statement of financial condition and the related
consolidated statements of income and comprehensive income, of stockholder's equity, of changes in
liabilities subordinated to claims of general creditors, and of cash flows present fairly, in all material
respects, the financial position of Hancock Investment Services, Inc. and Subsidiaries (the Company) at
December 31, 2015, and the results of their operations and their cash flows for the year ended December
31, 2015 in conformity with accounting principles generally accepted in the United States of America.
These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We conducted our audit of these
statements in accordance with the standards of the Public Company Accounting Oversight Board (United
States). Those standards require that we plan and perform the audit to obtain reasonable assurance about
whether the financial statements are free of material misstatement. An audit includes examining, on a
test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the
accounting principles used and significant estimates made by management, and evaluating the overall
financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The information contained in Schedule I, II, and III is supplemental information required by Rule 17a-5
under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the
Company's management. The supplemental information has been subjected to audit procedures
performed in conjunction with the audit of the Company's financial statements. Our audit procedures
included determining whether the supplemental information reconciles to the financial statements or the
underlying accounting and other records, as applicable, and performing procedures to test the
completeness and accuracy of the information presented in the supplemental information. In forming our
opinion on the supplemental information, we evaluated whether the supplemental information, including
its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of
1934. In our opinion, the information contained in Schedule I, II, and III is fairly stated, in all material
respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 26, 2016

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, LA 70112
T: (504) 558 8200, F: (504) 559 8960, www.pwc.com/us